Exhibit 99.2

BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated October 8, 2010, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice").  It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation.  The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each person named in the enclosed form of proxy is an officer or a director of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY FINANCIAL TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 8TH DAY OF NOVEMBER, 2010, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.  The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited.  If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders.  In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders.  If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's blue form of proxy (the "Corporation's Blue Proxy Form")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's Blue Proxy Form and return it to Equity Financial Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593.  If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's Blue Proxy Form (and striking out the names of the persons designated in such form) and return the Corporation's Blue Proxy Form to Equity Financial Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

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Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting.  The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions.  If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting.  Your shares can only be voted in accordance with your instructions.  If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As of the date of this Circular, an aggregate of 173,061,938 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding.  Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on September 13, 2010 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding common shares of the Corporation, other than as set out below.

The Corporation believes that institutional accounts (the "Tradewinds Accounts") managed by affiliates of Tradewinds Global Investors, LLC ("Tradewinds") hold, in the aggregate, more than 10% of the outstanding common shares of the Corporation.  The Corporation does not know the number of shares of the Corporation held by Tradewinds Accounts as at the date of this Circular.  To the knowledge of the Corporation, the last public filing by Tradewinds disclosing the number of shares held by Tradewinds Accounts was in September 2010 and this filing indicated that, as at August 31, 2010, Tradewinds Accounts held 21,572,833 (which currently represent 12.47%) of the outstanding common shares of the Corporation and 266,925 common share purchase warrants of the Corporation.  See also the disclosure in this Circular under "Interest of Informed Persons in Material Transactions".

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.  References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

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ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually.  The number of directors to be elected at the Meeting is seven (7).  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)

John A. Clarke (3) (4) Director West Vancouver, British Columbia, Canada	Mining executive.	February 3, 2004	118,000

Peter N. Cowley Director Surrey, United Kingdom	Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company).	January 13, 2004	Nil

Arnold T. Kondrat Executive Vice President and a director Toronto, Ontario, Canada	Executive Vice President of the Corporation; Executive Vice President of Loncor Resources Inc. (a gold exploration company); consultant to BRC DiamondCore Ltd. (a diamond exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	May 3, 1994	1,774,248

Richard J. Lachcik (4) Director Oakville, Ontario, Canada	Partner of Macleod Dixon llp (a law firm). (5)	August 23, 1996	36,000

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Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)

Peter A. Ruxton (3) Director Kent, United Kingdom	Chief Executive Officer and President of Gentor Resources, Inc. (a mineral exploration company).	October 7, 2010	Nil

Bernard R. van Rooyen (3)(4) Director Johannesburg, South Africa	Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies); director of various private and public companies engaged in mining.	June 16, 1997	95,466

Simon F. W. Village Chairman of the Board of Directors, Interim Chief Executive Officer and President and a director Kent, United Kingdom	Chairman of the Board of Directors of the Corporation; consultant to BRC DiamondCore Ltd. (a diamond exploration company).	March 8, 2004	412,212

(1)
Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular.  Based on these requirements, the principal occupations during the last five years of Mr. Ruxton must be disclosed.  Mr. Ruxton has been Chief Executive Officer and President of Gentor Resources, Inc. since December 2009.  From March 2009 to December 2009 he was a partner of Tembo Capital LLP (a corporate finance firm) and from June 2004 to December 2008 he was a partner of Actis LLP (an emerging market private equity fund).

(2)
The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4)	Member of the compensation committee of the board of directors of the Corporation (the "Compensation Committee").

(5)	Macleod Dixon llp acts as counsel to the Corporation.

Audit Committee Information

Reference is made to item 9 of the Corporation's annual information form dated March 29, 2010 (the "AIF") for additional disclosure relating to the Audit Committee required to be included in the AIF by National Instrument 52-110 - Audit Committees.  A copy of the AIF can be obtained from SEDAR at www.sedar.com.

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Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records).  Mr. John A. Clarke, a director of the Corporation, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Corp. (which subsequently changed its name to Eurasia Gold Inc.) ("Eurasia") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records).  Mr. Richard J. Lachcik, a director of the Corporation, was a director of Eurasia during the time the said cease trade order was in effect.

Corporate Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

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Penalties or Sanctions

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Deloitte & Touche llp, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation effective April 27, 2009.  Shareholders of the Corporation will be asked at the Meeting to reappoint Deloitte & Touche llp as the Corporation's auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation.  The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Deloitte & Touche llp.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Corporation's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation's senior officers, being the five identified named executive officers (the "NEOs"), in 2009.  The NEOs who are the focus of the CD&A and who appear in the compensation tables of this Circular are: Michael J. Prinsloo, who was President and Chief Executive Officer of the Corporation (the "CEO") until September 2010, Donat K. Madilo, Chief Financial Officer of the Corporation (the "CFO"), Simon F. W. Village, Chairman of the Board of the Corporation and, since September 2010, Interim President and CEO of the Corporation, Arnold T. Kondrat, Executive Vice President of the Corporation, and Johan L. Botha, who was Executive Vice President, Operations of the Corporation until August 2010.

The Corporation is in an exploration and development phase with respect to its properties and often has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and activities.  As a result, the board of directors of the Corporation (the "Board") has attempted to keep the cash compensation paid to the Corporation's senior officers relatively modest, while providing long-term incentives through the granting of stock options. This is consistent with the Corporation's objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

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Compensation Committee

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee.  During the most recently completed fiscal year, the Compensation Committee was comprised of three directors, all of whom are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"), namely Bernard R. van Rooyen (Chairman), John A. Clarke and Piers A. Cumberlege.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board, evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board, review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation's Stock Option Plan and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding annual bonuses) are made by the Board based on the recommendation of the Compensation Committee.  The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the Chairman of the Board, in making recommendations to the Board regarding senior officer compensation.  Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

When making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year.  The criteria upon which these recommendations are based has, to date, tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives.  The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation.  In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies.  In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels.  External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

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In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, bonuses and prior awards under the Stock Option Plan).

Stock options are granted by the Board under the Corporation's Stock Option Plan to senior officers upon their commencement of service.  Additional grants are also made periodically under the Stock Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives.  The Board determines the particulars with respect to stock option grants.  The exercise price of each stock option granted under the Stock Option Plan is set at or above the closing price of the common shares of the Corporation (the "Common Shares") on the Toronto Stock Exchange on the day preceding the grant.  See "Compensation Program - Compensation Program Design - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders.  The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level.  Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location.  The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

The total compensation mix was designed on the basis of the Corporation's compensation objectives.  Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

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Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary and foreign service premium (1)	• Attract and retain • Reward	• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Annual bonuses	• Motivate and reward
• Annual bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.
• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Stock options	• Attract and retain • Motivate and reward • Align interests with shareholders
• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.
• Encourages long-term tenure and performance.

Retention allowance (2)	• Attract and retain	• Encourages long-term tenure. • Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Benefits	• Attract and retain	• Competitive benefits ensure access to skilled employees necessary to achieve corporate objectives.

(1)
The foreign service premium (the "FSP") was introduced by the Corporation on March 1, 2009.  The FSP, which was discontinued effective September 1, 2010, was paid monthly to senior officers and each monthly amount was equal to 8% of the officer's monthly base salary.  The FSP was designed to recognize the differences of working and travelling abroad.

(2)
The retention allowance (the "Retention Allowance") was introduced by the Corporation in 2009.  A senior officer is entitled to receive the Retention Allowance on termination of his employment with the Corporation provided the officer has been with the Corporation for a minimum of two years.  The amount of the Retention Allowance is equal to the officer's monthly base salary multiplied by the number of years the officer was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year.  NEOs' base salaries depend on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, the Corporation's existing financial resources and the potential long term compensation provided by stock options as discussed below.  A description of the material terms of NEOs' employment contracts is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits".  In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.

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Annual Bonuses

Annual cash incentive awards are designed to focus executive attention on key strategic and operational measures and align compensation with corporate performance.  The Corporation has established an annual bonus program (the "Bonus Plan") to be competitive from a total remuneration standpoint and to recognize outstanding annual performance.  Annual bonus, if earned, is generally paid in cash in December of each year for the prior year's performance.

Senior officers are generally eligible to receive a discretionary annual bonus in an amount up to a specified percentage of such officer's base salary.  However, the annual bonus paid to a senior officer may increase for specific accomplishments.  The actual amount of bonus is determined following a review of each officer's individual performance.

Consistent with the flexible nature of the Bonus Plan, no specific weight is assigned to any particular performance factor.  When making recommendations to the Board, the Compensation Committee considers not only the Corporation's performance during the year, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the annual bonuses awarded to each of the NEOs in respect of services performed in 2009.

Stock Options

The grant of options ("Options") to purchase Common Shares pursuant to the Corporation's Stock Option Plan is an integral component of the compensation packages of the senior officers of the Corporation.  The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders.  The CEO makes recommendations to the Compensation Committee for potential grants of stock options.  His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goal and objectives.  Stock options are granted by the Board, pursuant to the Corporation's Stock Option Plan, based upon the recommendation of the Compensation Committee.  The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants.  Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs in 2009.

Retention Allowance

The Corporation believes that the Retention Allowance helps to attract and retain individuals in a competitive environment and encourages long-term tenure with the Corporation.

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Benefits

The NEOs are eligible to participate in the same benefits as offered to all full-time employees.  This includes participation in a traditional employee benefit plan consisting of health and dental care and various forms of life and disability insurances.  The Corporation does not view these benefits as a significant element of its compensation structure, as they constitute only a small percentage of total compensation, but does believe that benefits be used in conjunction with base salary to attract and retain individuals in a competitive environment.  The Corporation does not currently have standard senior officer perks, but may provide such perks as is considered appropriate.

Analysis of 2009 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary paid to each of the NEOs in 2009 (the foreign service premium paid to each NEO is also reflected in the said table).  As set out in note (5) to the said table, Mr. Botha only joined the Corporation on February 1, 2009.  No change was made to the base salaries of any of the other NEOs in 2009.  This was a result of either (a) the base salary being previously fixed under the NEO's employment contract, or (b) the Compensation Committee's determination that the existing base salary was competitive and appropriate in light of the individual NEO's performance and experience, the overall level of corporate activity and current economic conditions.

Annual Bonuses

Each of the NEOs received an annual cash bonus in respect of services performed in 2009.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the amount of such bonus awarded to each of the NEOs.  The rationale for these bonuses was to recognize performance during the year and the role played in furthering the Corporation's business plan.

Stock Options

During 2009, the Board granted the following number of stock options to the NEOs under the Corporation's Stock Option Plan:

Name	No. of Stock Options
Michael J. Prinsloo	250,000
Donat K. Madilo	120,000
Simon F. W. Village	750,000
Arnold T. Kondrat	750,000
Johan L. Botha	200,000

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of the above stock option grants.

The rationale for the stock option grants to Messrs. Prinsloo, Madilo, Village and Kondrat in 2009 was to provide additional long term incentives and to recognize performance.  The stock option grant to Mr. Botha in 2009 was made as part of his compensation in connection with him joining the Corporation (as per his employment agreement with the Corporation) and is intended to provide long term incentive.

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Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) from December 31, 2004 to December 31, 2009, based upon a Cdn$100 investment made on December 31, 2004 in the Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (the "TSX") over the same period.  The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

December 31,	2004	2005	2006	2007	2008	2009
Banro	$100	219	338	253	28	45
TSX	$100	124	146	160	107	145

As described above, various factors are considered in determining the compensation of the NEOs.  The Common Share performance is one performance measure that is reviewed but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which may fluctuate widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control.  The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions.  The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies.

13

The trend shown by the performance graph above represents a significant overall increase in the Corporation's cumulative total shareholder return during the first three years, a steep decline in 2008 and then an increase in 2009 from the 2008 price, but still an overall decrease from the December 31, 2004 price.  Over the same five year period the compensation (salary and bonus) received by the Corporation's executive officers, in aggregate, has increased as the Corporation has developed its business.  The Compensation Committee considers total NEO compensation to be modest and reasonable in the Corporation's circumstances.

Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Executive Compensation: Tables and Narrative" and "Director Compensation".

Submitted on behalf of the Compensation Committee:

Bernard R. van Rooyen (Chairman)
John A. Clarke
Richard J. Lachcik

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal years ended December 31, 2009 and December 31, 2008.

Name and Principal Position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation - Annual Incentive Plan (3) ($)	All other Compensation (4) ($)	Total Compensation ($)
Michael J. Prinsloo	2009	$441,432	N/A	$290,686	$100,000	$36,548	$868,666
Chief Executive Officer	2008	$441,432	N/A	$32,756	$154,501	$5,424	$634,113

Donat K. Madilo	2009	$137,249	N/A	$135,982	$22,875	$10,031	$306,137
Chief Financial Officer	2008	$147,092	N/A	$24,685	$51,482	$885	$224,144

Simon F. W. Village	2009	$249,199	N/A	$849,887	$100,000	$33,312	$1,232,398
Chairman of the Board	2008	$244,541	N/A	$32,756	$70,888	$12,459	$360,644

14

Name and Principal Position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation - Annual Incentive Plan (3) ($)	All other Compensation (4) ($)	Total Compensation ($)
Arnold T. Kondrat	2009	$250,743	N/A	$849,887	$100,000	$27,781	$1,228,411
Executive Vice President	2008	$268,727	N/A	$32,756	$94,054	$11,931	$407,468

Johan L. Botha	2009	$233,333	N/A	$144,815	$35,000	$18,667	$431,815
Executive Vice President, Operations (5)

(1)
The salaries for Messrs. Madilo and Kondrat were paid in Canadian dollars.  The U.S. dollar amounts set out in the above table for the salaries of Messrs. Madilo and Kondrat were calculated using, in the case of the 2009 amounts, an average exchange rate for 2009 of Cdn$1.00 = US$0.8798 and, in the case of the 2008 amounts, an average exchange rate for 2008 of Cdn$1.00 = US$0.9429.  The salary for Mr. Village was paid in United Kingdom pounds.  The U.S. dollar amounts set out in the above table for the salary of Mr. Village were calculated using, in the case of the 2009 amount, an average exchange rate for 2009 of US$1.00 = £0.5618 and, in the case of the 2008 amount, an average exchange rate for 2008 of US$1.00 = £0.5725.

(2)
These amounts represent the grant date fair value of the stock options awarded in the indicated year, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2009 awards, an average exchange rate for 2009 of Cdn$1.00 = US$0.8798 and, in the case of the 2008 awards, an average exchange rate for 2008 of Cdn$1.00 = US$0.9429.

Grant date fair value of the stock options granted to Messrs. Madilo, Village and Kondrat in 2009 and of 200,000 of the stock options granted to Mr. Prinsloo in 2009, was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$2.15, with the key valuation assumptions being stock price volatility of 95.30%, risk free interest rate of 1.35%, no dividend yield, and expected life of three years.  Grant date fair value of the other 50,000 stock options granted to Mr. Prinsloo in 2009 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$2.27, with the key valuation assumptions being stock price volatility of 104.42%, risk free interest rate of 1.78%, no dividend yield, and expected life of three years.  Grant date fair value of the stock options granted to Mr. Botha in 2009 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.55, with the key valuation assumptions being stock price volatility of 92.51%, risk free interest rate of 1.39%, no dividend yield, and expected life of three years.

Grant date fair value of the stock options granted to Mr. Madilo in 2008 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$3.10, with the key valuation assumptions being stock price volatility of 72.22%, risk free interest rate of 2.83%, no dividend yield, and expected life of 3 years.  Grant date fair value of the stock options granted to Messrs. Prinsloo, Village and Kondrat in 2008 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.10, with the key valuation assumptions being stock price volatility of 79.84%, risk free interest rate of 2.02%, no dividend yield, and expected life of 3 years.

(3)
These amounts represent the annual cash bonuses awarded to the NEOs in respect of services performed in the indicated year.  The bonus for Mr. Madilo in 2009 was awarded in Canadian dollars and the bonuses for Messrs. Madilo and Kondrat in 2008 were awarded in Canadian dollars.  The U.S. dollar amounts set out in the above table for such bonus awards were calculated using, in the case of the 2009 amount for Mr. Madilo, an average exchange rate for 2009 of Cdn$1.00 = US$0.8798 and, in the case of the 2008 amounts for Messrs. Madilo and Kondrat, an average exchange rate for 2008 of Cdn$1.00 = US$0.9429.  The bonus for Mr. Village in 2008 was awarded in United Kingdom pounds.  The U.S. dollar amount set out in the above table for such bonus was calculated using an exchange rate as at December 31, 2008 of US$1.00 = £0.6912.

15

(4)
Each of the amounts shown in this column of the table for 2008 represents life insurance premiums paid by the Corporation.  Each of the amounts shown in this column of the table for 2009 represents life insurance premiums paid by the Corporation together with the foreign service premium paid to the NEO (except in the case of Mr. Botha, in which the amount shown represents only the foreign service premium paid to Mr. Botha).  The amount of the life insurance premiums paid by the Corporation in respect of each NEO in 2009 (other than Mr. Botha in respect of whom the Corporation did not pay any life insurance premiums) is as follows: Mr. Prinsloo: $7,119; Mr. Madilo: $881; Mr. Village: $16,705; Mr. Kondrat: $11,065.

(5)	Mr. Botha joined the Corporation on February 1, 2009.

The Corporation does not have any long-term incentive programs other than its Stock Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2009:

Outstanding share-based awards and option-based awards

	Option-based Awards						Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the- money options (2) (Cdn$)		Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Michael J. Prinsloo	Dec. 16, 2009	50,000	$2.30	Dec. 16, 2014	Nil		N/A	N/A
	Mar. 26, 2009	200,000	$2.15	Mar. 26, 2014	Nil
	Oct. 30, 2008	60,000	$1.10	Oct. 30, 2013	$56,400	(3)
	Aug. 24, 2007	300,000	$12.00	Aug. 24, 2012	Nil

Donat K. Madilo	Mar. 26, 2009	120,000	$2.15	Mar. 26, 2014	Nil		N/A	N/A
	Sept. 26, 2008	20,000	$3.10	Sept. 26, 2013	Nil
	Dec. 18, 2006	45,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	40,000	$13.52	Oct. 24, 2011	Nil
	Jan. 25, 2006	30,000	$11.25	Jan. 25, 2011	Nil

Simon F. W. Village	Mar. 26, 2009	750,000	$2.15	Mar. 26, 2014	Nil		N/A	N/A
	Oct. 30, 2008	60,000	$1.10	Oct. 30, 2013	$56,400	(3)
	Dec. 18, 2006	130,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	85,000	$13.52	Oct. 24, 2011	Nil

16

Outstanding share-based awards and option-based awards

	Option-based Awards						Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the- money options (2) (Cdn$)		Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Arnold T. Kondrat	Mar. 26, 2009	750,000	$2.15	Mar. 26, 2014	Nil		N/A	N/A
	Oct. 30, 2008	60,000	$1.10	Oct. 30, 2013	$56,400	(3)
	Dec. 18, 2006	130,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	85,000	$13.52	Oct. 24, 2011	Nil

Johan L. Botha	March 2, 2009	200,000	$2.00	March 2, 2014	$8,000	(4)	N/A	N/A

(1)	3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)	This is based on the closing sale price per share of the Common Shares on December 31, 2009 of Cdn$2.04 as reported by the Toronto Stock Exchange.

(3)	This amount is equivalent to US$53,890 based on an exchange rate of Cdn$1.00 = US$0.9555 as at December 31, 2009.

(4)	This amount is equivalent to US$7,644 based on an exchange rate of Cdn$1.00 = US$0.9555 as at December 31, 2009.

See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Corporation's Stock Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2009:

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) (Cdn$)		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Michael J. Prinsloo	$53,550	(2) (3)	N/A	N/A
Donat K. Madilo	Nil		N/A	N/A
Simon F. W. Village	$53,550	(2) (3)	N/A	N/A
Arnold T. Kondrat	$53,550	(2) (3)	N/A	N/A
Johan L. Botha	Nil		N/A	N/A

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(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)
This relates to the stock options granted to the NEO under the Corporation's Stock Option Plan on October 30, 2008 (see the first table under "Incentive Plan Awards").  3/4 of these stock options vested on the 12 month anniversary of the grant date (October 30, 2009) and the balance vested on the 18 month anniversary of the grant date.  These stock options expire on October 30, 2013.  See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Corporation's Stock Option Plan.

(3)	This amount is equivalent to US$49,705 based on an exchange rate of Cdn$1.00 = US$0.9282 as at October 30, 2009.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

The Corporation and Donat K. Madilo have entered into an employment contract (the "Madilo Agreement") which sets out the terms upon which Mr. Madilo performs the services of Chief Financial Officer of the Corporation.  Under the Madilo Agreement, Mr. Madilo was paid during 2009 an annual salary of Cdn$156,000.  The Corporation may terminate the Madilo Agreement at any time for just cause upon written notice to Mr. Madilo.

The Corporation and Simon F. W. Village have entered into an employment contract (the "Village Agreement") which sets out the terms upon which Mr. Village performs the services of Chairman of the Board of the Corporation.  Under the Village Agreement, Mr. Village was paid during 2009 an annual salary of 140,000 United Kingdom pounds, and the Corporation may, in its sole discretion, pay to Mr. Village a bonus in respect of each financial year of the Corporation during which Mr. Village's employment subsists.  The term of the Village Agreement expires on November 3, 2009 (but may be renewed for a further period by agreement between the Corporation and Mr. Village).  The Corporation may terminate the Village Agreement at any time for cause (as specified in the Village Agreement) by written notice to Mr. Village.

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "Kondrat Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation.  Under the Kondrat Agreement, Mr. Kondrat was paid during 2009 an annual salary of Cdn$285,000.  The Corporation may terminate the Kondrat Agreement at any time for just cause upon written notice to Mr. Kondrat.

Each of the Madilo Agreement, the Village Agreement and the Kondrat Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Corporation or the "constructive dismissal" (as such term is defined in each employment agreement) of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see below for definition of "Bonus Amount"); (b) if immediately prior to such termination the employee holds stock options of the Corporation, the employee shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

18

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to the employee by the Corporation and its subsidiaries in respect of the two most recent fiscal years.

The following table sets out estimates of the incremental amounts payable to each of Messrs. Madilo, Village and Kondrat upon identified termination events as set out in their employment agreements, assuming each such event took place on the last business day of fiscal year 2009.  The table does not include the value of outstanding stock options that have previously vested, which awards are set out under "Incentive Plan Awards" above, but does include the value of unvested stock options that would vest upon the occurrence of the termination event.  See the disclosure below under "Terms of Stock Option Plan" for a detailed description of the Corporation's Stock Option Plan, including a description of vesting and expiry of grants on termination.

	Donat K. Madilo	Simon F. W. Village		Arnold T. Kondrat
Change of Control
Lump sum payment (1)	$311,676		$583,842		$598,513
Stock options	Nil	Cdn$	14,100	Cdn$	14,100
Termination Without Cause/Constructive Dismissal
Lump sum payment (1)	$311,676		$583,842		$598,513
Stock options	Nil	Cdn$	14,100	Cdn$	14,100

(1)	The lump sum payment calculations are based on the 2009 salary figures and the 2009 and 2008 bonus awards set out above in the table under "Summary Compensation Table".

The Corporation and Michael J. Prinsloo had entered into an employment contract (the "Prinsloo Agreement") which set out the terms upon which Mr. Prinsloo performed the services of Chief Executive Officer and President of the Corporation.  The Prinsloo Agreement provided for the payment to Mr. Prinsloo of an annual salary of $441,432, and that Mr. Prinsloo was entitled to receive an annual performance bonus of up to 35% of Mr. Prinsloo's annual base salary to be determined by the Board in its sole discretion, subject to performance standards and objectives agreed to by Mr. Prinsloo and approved by the Board.  The Prinsloo Agreement also provided for the payment to Mr. Prinsloo of a bonus of $1,160,000 at the end of its term.  The Prinsloo Agreement had a three year term which expired on September 16, 2010.  The Prinsloo Agreement was not renewed and Mr. Prinsloo has ceased to be Chief Executive Officer and President of the Corporation.  Mr. Village has been appointed interim President and Chief Executive Officer pending the appointment of Mr. Prinsloo's successor (reference is made to the Corporation's press release issued on August 23, 2010).

The Corporation and Johan L. Botha had entered into an employment contract which set out the terms upon which Mr. Botha performed the services of Executive Vice President, Operations of the Corporation.  Under the Botha Agreement, Mr. Botha was paid an annual salary of $280,000 and the Corporation could, in its sole discretion, pay to Mr. Botha a bonus in respect of each financial year of the Corporation during which Mr. Botha's employment subsisted.  In August 2010, Mr. Botha stepped down as Executive Vice President, Operations of the Corporation, but is continuing with the Corporation as a consultant.

19

Director Compensation

The director compensation program is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the Board; (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Corporation's size and scope: and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The fees paid by the Corporation to the non-executive directors of the Corporation during the financial year ended December 31, 2009 are set out in the table below under "Director Summary Compensation Table".

Non-executive directors are entitled to receive stock option grants under the Corporation's Stock Option Plan, as recommended by the Compensation Committee and determined by the Board.  The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the Toronto Stock Exchange prior to the date the stock options are granted.   See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Corporation's Stock Option Plan.

Non-executive directors of the Corporation are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Executive directors of the Corporation are compensated as employees of the Corporation and are not entitled to additional compensation for performance of director duties.  The executive directors of the Corporation during 2009 were Messrs. Prinsloo, Village and Kondrat (Mr. Prinsloo stepped down as a director of the Corporation on September 17, 2010).

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year.  The total annual premium payable by the Corporation for the policy is Cdn$121,500 and there is a deductible in the amount of Cdn$250,000.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's non-executive directors in the year ended December 31, 2009.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" above for details regarding the compensation paid to the Corporation's executive directors as executives of the Corporation in respect of services rendered during 2009 (the executive directors of the Corporation during 2009 were Messrs. Prinsloo, Village and Kondrat).

20

Name	Fees earned (1) ($)		Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)		Total ($)
John A. Clarke	$53,923		N/A	$152,021	N/A	Nil		$205,944
Peter N. Cowley	$30,000		N/A	$90,655	N/A	Nil		$120,655
Piers A. Cumberlege (3)	$30,000		N/A	$90,655	N/A	Nil		$120,655
Richard J. Lachcik	N/A	(4)	N/A	$90,655	N/A	Nil	(4)	$90,655
Bernard R. van Rooyen	$30,000		N/A	$90,655	N/A	Nil		$120,655

(1)	Non-executive directors were entitled to directors' fees of $30,000 in the aggregate during 2009. The additional fees earned by Mr. Clarke during 2009 related to additional committee work.

(2)
These amounts represent the grant date fair value of the stock options awarded in 2009, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2009 of Cdn$1.00 = US$0.8798.  Grant date fair value of 80,000 of the stock options granted to Mr. Clarke in 2009 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$2.15, with the key valuation assumptions being stock price volatility of 95.30%, risk free interest rate of 1.35%, no dividend yield, and expected life of three years.  Grant date fair value of the other 50,000 stock options granted to Mr. Clarke in 2009 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$2.19, with the key valuation assumptions being stock price volatility of 104.91%, risk free interest rate of 1.78%, no dividend yield, and expected life of three years.  Grant date fair value of the stock options granted to Messrs. Cowley, Cumberlege, Lachcik and van Rooyen in 2009 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$2.15, with the key valuation assumptions being stock price volatility of 95.30%, risk free interest rate of 1.35%, no dividend yield, and expected life of three years.

(3)	Mr. Cumberlege resigned as a director of the Corporation on December 31, 2009.

(4)
During the financial year ended December 31, 2009, the Corporation incurred legal expenses (and related costs) of $743,712 to Macleod Dixon llp, which acts as legal counsel to the Corporation.  Mr. Lachcik is a partner of Macleod Dixon llp.  Mr. Lachcik waived his directors' fees for 2009.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by non-executive directors of the Corporation as at December 31, 2009.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for a details regarding the outstanding stock options held by the Corporation's executive directors (being Messrs. Prinsloo, Village and Kondrat) as at December 31, 2009.

21

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the-money options (2) (Cdn$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John A. Clarke	Dec. 14, 2009	50,000	$2.30	Dec. 14, 2014	Nil	N/A	N/A
	Mar. 26, 2009	80,000	$2.15	Mar. 26, 2014	Nil
	Dec. 18, 2006	20,000	$15.00	Dec. 18, 2011	Nil
Peter N. Cowley	Mar. 26, 2009	80,000	$2.15	Mar. 26, 2014	Nil	N/A	N/A
	Dec. 18, 2006	130,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	85,000	$13.52	Oct. 24, 2011	Nil
	Jan. 21, 2004	200,000	$3.00	Jan. 21, 2010 (3)	Nil
Piers A. Cumberlege (4)	Mar. 26, 2009	80,000	$2.15	Mar. 26, 2014	Nil	N/A	N/A
	Dec. 18, 2006	20,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	50,000	$13.52	Oct. 24, 2011	Nil
Richard J. Lachcik	Mar. 26, 2009	80,000	$2.15	Mar. 26, 2014	Nil	N/A	N/A
	Dec. 18, 2006	20,000	$15.00	Dec. 18, 2011	Nil
	Feb. 11, 2005	40,000	$4.70	Feb. 10, 2010 (5)	Nil
Bernard R. van Rooyen	Mar. 26, 2009	80,000	$2.15	Mar. 26, 2014	Nil	N/A	N/A
	Dec. 18, 2006	20,000	$15.00	Dec. 18, 2011	Nil
	Feb. 11, 2005	30,000	$4.70	Feb. 10, 2010 (5)	Nil

(1)
For stock options granted after January 16, 2006, 3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.  For stock options granted prior to January 16, 2006, 1/4 of the stock options granted to each optionee vested on the grant date and a further 1/4 of such stock options vested on each of the 6 month, 12 month and 18 month anniversaries of the grant date.

(2)	This is based on the closing sale price per share of the Common Shares on December 31, 2009 of Cdn$2.04 as reported by the Toronto Stock Exchange.

(3)	All of these options expired on January 21, 2010 without being exercised.

(4)	Mr. Cumberlege resigned as a director of the Corporation on December 31, 2009.

(5)	All of these options expired on February 10, 2010 without being exercised.

See the disclosure below under "Terms of Stock Option Plan" for details regarding the terms of the Corporation's Stock Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the non-executive directors of the Corporation, which vested and/or were earned during the year ended December 31, 2009:

22

Incentive plan awards - value vested or earned during the year

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
John A. Clarke	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Piers A. Cumberlege	Nil	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
Bernard R. van Rooyen	Nil	N/A	N/A

(1)	No stock options of the Corporation held by the non-executive directors of the Corporation vested during 2009.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2009, the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2009		Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2009		Number of Common Chares remaining available for future issuance under equity compensation plans as at Dec. 31, 2009 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	6,994,750	(2)	Cdn$	5.78	5,720,682	(2)
Equity compensation plans not approved by shareholders	n/a			n/a	n/a
Total	6,994,750	(2)	Cdn$	5.78	5,720,682	(2)

(1)
The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan.  See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2)
See the disclosure below under "Terms of Stock Option Plan" for information relating to stock options of the Corporation outstanding as at the date of this Circular and stock options available for future grants as at the date of this Circular.

23

TERMS OF STOCK OPTION PLAN

The rules of the Toronto Stock Exchange (the "TSX") provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security based compensation arrangements.  The following summarizes the terms of the Corporation's Stock Option Plan (the "Option Plan"):

(a)
Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)
The total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 12% of the total number of outstanding Common Shares (the Option Plan was amended last year to include this provision (the Option Plan was previously a fixed number stock option plan) and this amendment was approved by shareholders at last year's annual and special meeting of shareholders).  12% of the number of Common Shares outstanding as of the date of this Circular is equal to 20,767,432 Common Shares.

(c)
There are currently outstanding under the Option Plan 11,296,500 stock options entitling the holders to purchase an aggregate of 11,296,500 Common Shares (which is equal to 6.53% of the number of Common Shares which are currently outstanding).  The number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 9,470,932 Common Shares (which is equal to 5.47% of the number of Common Shares which are currently outstanding).

(d)
The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price".  "Market Price" means the last closing price of the Common Shares on the TSX prior to the date the stock option is granted.

(e)
All stock options shall be for a term (the "Term") determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a Term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever.

Provided a departing optionee has been with the Corporation for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options.

(f)
Unless otherwise determined by the Board, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date.

(g)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

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(h)
Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option if the optionee holding such stock option is an insider of the Corporation.

(i)	The Option Plan contains the following restrictions relating to the number of stock options that may be granted to insiders of the Corporation:

(i)
The total number of Common Shares issued to insiders of the Corporation, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

(ii)
The total number of Common Shares issuable to insiders of the Corporation, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the TSX) of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

Subject to the above restrictions on insiders of the Corporation (the Option Plan was amended last year to include these restrictions on insiders and this amendment was approved by shareholders at last year's annual and special meeting of shareholders), there are no restrictions in the Option Plan on the number of stock options that may be granted to any one person or company.

(j)
In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Common Shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the Common Shares received upon exercising such stock options pursuant to the take-over bid.

(k)
The Corporation may amend from time to time or terminate the terms and conditions of the Option Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of all applicable regulatory bodies, including the TSX (to the extent such consent is required).  Amendments and termination shall take effect only with respect to stock options granted thereafter, provided that they may apply to any stock options previously granted with the mutual consent of the Corporation and the optionees holding such stock options. The Board has the authority to approve amendments relating to the Option Plan or to stock options, without further approval of the Corporation's shareholders, to the extent that such amendments relate to:

(i)	altering the terms of vesting applicable to any stock options;

(ii)	changes to the date a stock option terminates upon the optionee ceasing to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries;

(iii)
extending the Term of any stock options held by a person other than a person who, at the time of the extension, is an insider of the Corporation, provided that the Term does not extend beyond ten years from the date of grant;

(iv)	accelerating the expiry date in respect of stock options;

25

(v)
determining the adjustment provisions pursuant to section 10 of the Option Plan (section 10 of the Option Plan provides, among other things, that, in the event of any change in the Corporation's Common Shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options);

(vi)	amending the definitions contained in the Option Plan; or

(vii)	amendments of a "housekeeping" nature.

(l)
The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the TSX.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2009 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

Based on public filings, the Corporation believes that institutional accounts (the "Tradewinds Accounts") managed by affiliates of Tradewinds Global Investors, LLC ("Tradewinds") hold, in the aggregate, more than 10% of the outstanding Common Shares (see "Voting Securities and Principal Holders Thereof").

In February 2009, the Corporation completed an equity financing which involved the issue and sale of a total of 10,000,000 Common Shares at a price of US$1.40 per share for total gross proceeds of US$14,000,000.  The Corporation understands that Tradewinds Accounts purchased shares under this financing.  Michael J. Prinsloo (who was President, Chief Executive Officer and a director of the Corporation at the time of the transaction) purchased 100,000 shares under this financing and Simon F. W. Village (Chairman of the Board and a director of the Corporation and, since September 2010, interim President and Chief Executive Officer of the Corporation) purchased 117,750 shares under this financing.

26

In June 2009, the Corporation completed an equity financing which involved the issue and sale of a total of 43,479,000 Common Shares at a price of Cdn$2.30 per share for total gross proceeds of Cdn$100,001,700.  The Corporation understands that Tradewinds Accounts purchased shares under this financing.

In May 2010, the Corporation completed an equity financing which involved the issue and sale of a total of 67,100,000 Common Shares at a price of Cdn$2.05 per share for total gross proceeds of Cdn$137,555,000.  The Corporation understands that Tradewinds Accounts purchased shares under this financing.  Mr. Village purchased 93,712 shares under this financing and Arnold T. Kondrat (Executive Vice President and a director of the Corporation) purchased 100,000 shares under this financing.

The address of Tradewinds is 2049 Century Park East, 20th Floor, Los Angeles, California, 90067, United States.  The address of Mr. Village is 6 The Old Yard, Rectory Lane, Brasted, Kent, United Kingdom, TN16 1JP.  The address of Mr. Kondrat is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.  The address of Mr. Prinsloo at the time of the transaction referred to above was Ruimsig Office Estate, Building 6, Unit 3, 193 Hole-in-One Street, Ruimsig, Roodepoort, Gauteng, South Africa.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2009 (the "2009 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.  A copy of the 2009 Financial Statements is attached to this Circular as Exhibit 1.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation's Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular.  The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101.  The Board currently consists of seven persons, three of whom have been determined to be independent within the meaning of National Instrument 58-101 and four of whom have been determined to not be independent within the meaning of National Instrument 58-101.  John A. Clarke, Peter A. Ruxton and Bernard R. van Rooyen have been determined to be independent within the meaning of National Instrument 58-101.  Arnold T. Kondrat (who is Executive Vice President of the Corporation), Simon F. W. Village (who is Chairman of the Board and interim President and Chief Executive Officer of the Corporation), Richard J. Lachcik (who is a partner of Macleod Dixon llp, which acts as counsel to the Corporation) and Peter N. Cowley (who was President of the Corporation until March 2008) have been determined to not be independent within the meaning of National Instrument 58-101.

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The Board facilitates its exercise of independent judgment in carrying out is responsibilities by maintaining three independent directors and by having each committee of the Board comprised only of a majority of independent directors.  The Board also believes that the fiduciary duties placed on individual directors by the Canada Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present.  As well, an in camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

The Corporation's Chairman of the Board, Simon F. W. Village, is not an independent director.

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers

John A. Clarke	Great Quest Metals Ltd. Mediterranean Resources Ltd. PMI Gold Corporation
Peter N. Cowley	Cluff Gold plc Loncor Resources Inc.
Arnold T. Kondrat	BRC DiamondCore Ltd. Gentor Resources, Inc. Loncor Resources Inc.
Richard J. Lachcik	Loncor Resources Inc. South American Gold & Copper Company Limited United Reef Limited
Peter A. Ruxton	Gentor Resources, Inc. GGG Resources plc Platmin Ltd.
Bernard R. van Rooyen	Mvelaphanda Resources Limited Northam Plantinum Limited Trans Hex Groep Beperk
Simon F. W. Village	BRC DiamondCore Ltd. Gentor Resources, Inc. Loncor Resources Inc.

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Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time.  During the financial year ended December 31, 2009, the Board held six meetings, and during 2010 up to the date of this Circular there have been three Board meetings.  In addition to the business conducted at such meetings, various other matters were approved by written resolution signed by all members of the Board.

Director Attendance at Board Meetings During 2009 and 2010
Name (1)	Meetings Attended #	Percentage of Meetings Attended %
John A. Clarke	7	78
Peter N. Cowley	7	78
Piers A. Cumberlege (2)	8	89
Arnold T. Kondrat	8	89
Richard J. Lachcik	9	100
Michael J. Prinsloo (3)	9	100
Bernard R. van Rooyen	8	89
Simon F. W. Village	9	100
Michael E. Beckett (4)	1	33

(1)	Peter A. Ruxton is not shown in the above table as he only became a director of the Corporation on October 7, 2010 (see "Election of Directors").

(2)	Mr. Cumberlege resigned as a director of the Corporation on December 31, 2009.

(3)	Mr. Prinsloo resigned as a director of the Corporation on September 17, 2010.

(4)	Mr. Beckett was appointed a director of the Corporation effective January 1, 2010 and resigned as a director of the Corporation on October 7, 2010.

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Board Mandate

The Board does not have a written mandate.  In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation.  More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation.  The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the Chief Executive Officer of the Corporation.  The Corporation's President and Chief Executive Officer is responsible for the day-to-day operations of the Corporation.  The President and Chief Executive Officer and other members of senior management, including the Corporation's Chairman of the Board, undertake a significant role in the long range planning and corporate finance activities of the Corporation.  The Chairman of the Board also chairs all meetings of the Board and is responsible for managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.

Both of the Board's committees, the Audit Committee and the Compensation Committee, have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors.  Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code").  A copy of the Code may be obtained from the Chief Financial Officer of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com.  Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Corporation's Chief Executive Officer.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

30

In accordance with the Canada Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment.  The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.  The Board has also adopted an insider trading policy to encourage and promote a culture of ethical business conduct.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time.  The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and officers.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members.  To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Common Shares are listed on the NYSE Amex (the "Amex").  The Amex Company Guide permits the Amex to consider the laws, customs and practices of foreign issuers in relaxing certain Amex listing criteria, and to grant exemptions from Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to Amex standards is as follows:

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Shareholder Meeting Quorum Requirement:  Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on Amex is required to state its quorum requirement in its by-law.  The Corporation's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement:  Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors:  Amex requires that the majority of a company's directors be independent.  Under Canadian securities law, subject to certain exceptions, at least three directors of the Corporation must be independent.  The Corporation does not have a majority of independent directors, but has three independent directors and satisfies Canadian securities law requirements and the rules of the Toronto Stock Exchange.

Shareholder Approval Requirements:  Amex requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares.  In general, the rules of the Toronto Stock Exchange are similar, but there are some differences including the threshold for shareholder approval set at greater than 25% of outstanding shares.  The Corporation will seek a waiver from Amex's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2009 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2009 MD&A").  Copies of this Circular (including the 2009 Financial Statements attached hereto), the 2009 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2009 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com.  Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

A proposal for any matter that a shareholder proposes to raise at the next annual meeting of shareholders of the Corporation must be submitted to the Corporation at least 90 days before the anniversary date of the Notice (that is, at least 90 days before the anniversary date of October 8, 2010) and must comply with the other requirements of the Canada Business Corporations Act relating to proposals.

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DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.  Unless otherwise indicated, information contained in this Circular is given as of October 8, 2010.

DATED at Toronto, Ontario, Canada the 8th day of October, 2010.

BY ORDER OF THE BOARD

(signed)

Donat K. Madilo
Chief Financial Officer

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EXHIBIT 1

Consolidated Financial Statements
For the years ended December 31, 2009 and 2008

(Expressed in U.S. dollars)

Banro Corporation
Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in U.S. dollars)

Contents

Management’s report	3

Auditors’ report	4

Report of Independent Registered Chartered Accountants	5

Consolidated Financial Statements

Balance Sheets	6

Statements of Operations and Other Comprehensive Loss	7

Statements of Changes in Shareholders’ Equity	8

Statements of Cash Flows	9

Summary of Significant Accounting Policies	10-16

Notes to Financial Statements	17-36

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Banro Corporation.  The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements.  The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls.  These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.  The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control.  The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements.  The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2009 have been audited by Deloitte & Touche LLP, independent registered chartered accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Michael J. Prinlsoo”	(Signed) ”Donat K. Madilo”
Michael J. Prinsloo	Donat K. Madilo
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 29, 2010

Auditors' Report

To the Board of Directors and Stockholders of
Banro Corporation

We have audited the consolidated balance sheet of Banro Corporation and subsidiaries (the “Company”) as at December 31, 2009 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows of the Company for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The Company’s consolidated financial statements as at and for the year ended December 31, 2008 were audited by other auditors whose report, dated March 26, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commissions and our report dated March 29, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Stockholders of
Banro Corporation

We have audited the internal control over financial reporting of Banro Corporation  (the “Company”)  as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting on Form 40-F.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 29, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	December 31, 2009	December 31, 2008

Assets

Current
Cash	$44,468,432	$2,353,600
Short term investments (Notes 2 and 12)	21,547,571	-
Advances receivable	89,821	93,083
Prepaid expenses and deposits	5,463,023	268,716
	71,568,847	2,715,399

Restricted cash (Notes 2 and 12)	-	5,074,414
Investment (Note 3)	1,991,682	764,145
Property, plant and equipment (Note 4)	8,979,907	828,344
Mineral properties (Note 5)	123,521,370	105,891,819
	$206,061,806	$115,274,121
Liabilities and Shareholders’ Equity

Current
Accounts payable	$1,930,963	$3,465,331
Accrued liabilities	301,109	829,853
	2,232,072	4,295,184
Commitments and guarantees (Notes 8 and 12)

Shareholders’ equity
Share capital	253,231,560	158,527,626
Contributed surplus	17,672,666	14,761,134
Deficit	(67,074,492)	(62,309,823)
	203,829,734	110,978,937
	$206,061,806	$115,274,121

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	105,961,938	52,482,938

On behalf of the Board
(signed) “Michael J. Prinsloo”	Director	(signed) “Arnold T. Kondrat”	Director
Michael J. Prinsloo		Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in U.S. dollars)

For the years ended December 31	2009	2008	2007

Expenses
Professional fees	$866,777	$686,249	$626,859
Consulting fees	278,337	651	43,380
Office and sundry	1,048,148	894,523	886,407
Salary	2,152,458	2,101,014	1,653,228
Employee stock based compensation	2,004,381	1,429,438	5,734,295
Travel	657,273	557,466	685,306
Shareholder relations and promotion	432,406	454,533	554,805
Directors’ fees	120,000	115,000	90,000
Interest and bank charges	20,300	25,038	21,398
Amortization	39,319	32,106	24,362
Foreign exchange (gain) loss	(7,442,365)	709,115	(3,276,337)
Total Expenses	(177,034)	(7,005,133)	(7,043,703)
Interest income	151,016	433,560	2,007,426
Loss from operations	(26,018)	(6,571,573)	(5,036,277)
Share of equity loss of BRC DiamondCore Ltd. (Note 3)	(215,154)	(14,256)	(480,271)
Loss on debt settlement agreement (Note 3)	(3,286,153)	-	-
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3)	-	11,363,090	1,124,779
Reduction in value of investment in BRC DiamondCore Ltd. (Note 3)	(1,237,344)	(13,247,753)	-
Gain on sale of investment in Nevada Bob’s International Inc.	-	-	9,412
Effect of deconsolidation of Loncor Resources Inc.	-	-	66,552
Net loss for the year	(4,764,669)	(8,470,492)	(4,315,805)
Fair value adjustment on available-for-sale investment	(484,576)	(13,247,753)	-
Reduction in value of investment in BRC DiamondCore Ltd. (Note 3)	484,576	13,247,753	-
Translation of self-sustaining foreign operations	-	-	496,286
Comprehensive loss for the year	$(4,764,669)	$(8,470,492)	$(3,819,519)

Deficit, beginning of the year	$(62,309,823)	$(53,839,331)	$(49,523,526)
Net loss for the year	(4,764,669)	(8,470,492)	(4,315,805)
Deficit, end of the year	$(67,074,492)	$(62,309,823)	$(53,839,331)
Loss per share basic and diluted (Note 6(e))	$(0.06)	$(0.19)	$(0.11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit

December 31, 2006	38,600,637	$130,181,820	$6,873,851	$7,284	$(49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus (Note 3)	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$136,593,491	$14,000,674	$503,570	$(53,839,331)
Transfer to investment for BRC upon loss of significant influence (Note 3)	-	-	(333,270)	(503,570)	-
Issuance of stock options	-	-	1,924,641	-	-
Options exercised	622,801	3,734,757	(830,911)	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(13,247,753)	-
Reduction in value of investment other than temporary (Note 3)	-	-	-	13,247,753	-
Issued share capital	12,000,000	21,000,000	-	-	-
Financing costs	-	(2,800,622)	-	-	-
Net loss for the year	-	-	-	-	(8,470,492)

December 31, 2008	52,482,938	$158,527,626	$14,761,134	$-	$(62,309,823)

Issued share capital	53,479,000	100,357,254	-	-	-
Financing costs	-	(5,653,320)	-	-	-
Issuance of stock options	-	-	2,911,532	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(484,576)	-
Reduction in value of investment other than temporary (Note 3)	-	-	-	484,576	-
Net loss for the year	-	-	-	-	(4,764,669)
December 31, 2009	105,961,938	$253,231,560	$17,672,666	$-	$(67,074,492)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

 Banro Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

For the years ended December 31	2009	2008	2007
Cash provided by (used in)
Operating activities
Net loss for the year	$(4,764,669)	$(8,470,492)	$(4,315,805)
Adjustments to reconcile loss to net cash used in operating activities
Unrealized foreign exchange (gain) loss	(4,690,616)	466,550	(6,050,315)
Share of equity loss	215,154	14,256	480,271
Loss on debt settlement agreement	3,286,153	-	-
Gain on dilution of interest	-	(11,363,090)	(1,124,779)
Reduction in value of BRC DiamondCore Ltd.	1,237,344	13,247,753	-
Stock based compensation – employees (Note 6(d))	2,004,381	1,429,438	5,087,460
Stock based compensation - consultant (Note 6(d))	92,116	-	-
Amortization	39,319	32,106	24,362
Accrued interest on short term investments	(993)	566,327	172,624
Gain on disposition of investment in Nevada Bob’s International	-	-	(9,412)
Gain on disposition of investment in Loncor	-	-	(66,552)
Changes in non-cash working capital
Advances receivable	3,262	(2,903)	(53,001)
Prepaid expenses and deposits	(5,173,876)	31,000	(82,122)
Accounts payable	(278,794)	(19,086)	743,530
Accrued liabilities	(118,366)	799,608	(4,531)
	(8,149,585)	(3,268,533)	(5,198,270)
Investing activities
Acquisition of property, plant and equipment	(8,687,455)	(461,182)	(213,108)
Mineral properties (Note 5)	(18,031,968)	(40,782,093)	(26,027,624)
Short term investments	(21,546,420)	25,690,243	13,313,313
Change in restricted cash	5,393,760	(2,024,914)	3,049,500
Investment and advances to BRC DiamondCore Ltd.	(5,966,186)	8,057	(3,739)
Proceeds on sale of Nevada Bob’s International	-	-	160,013
Proceeds on sale of Loncor	-	-	413,156
	(48,838,269)	(17,569,889)	(9,308,489)
Financing activities
Common shares issued and exercise of stock options for cash (net)	94,703,934	21,103,225	4,671,648
Effect of foreign exchange on cash held in foreign currency	4,398,752	(78,216)	6,039,131
Net increase (decrease) in cash during the year	42,114,832	186,587	(3,795,980)

Cash, beginning of year	2,353,600	2,167,013	5,962,993
Cash, end of year	$44,468,432	$2,353,600	$2,167,013
Supplemental cash flow information (Note 11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Nature of Business
Banro Corporation's (the "Company") business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing and subsequently raised financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

Principles of Consolidation
These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments
Investments in the common stock of companies subject to significant influence are accounted for using the equity method.  Investments in companies where significant influence cannot be exerted are designated as available-for-sale.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

	Furniture and fixtures	-	20% declining balance basis
	Office equipment	-	Straight line over four years
	Vehicles	-	Straight line over four years
	Communication equipment	-	Straight line over four years
	Field camps	-	Straight line over four years
	Surveying equipment	-	Straight line over four years
	Geochemistry	-	Straight line over four years
	Field equipment	-	Straight line over four years
	Leasehold improvements	-	Straight line over life of lease

Machinery and equipment, which includes a purchased process plant, will not be depreciated until construction is completed.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Asset Impairment
The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the years ended December 31, 2009, 2008 and 2007.

Foreign Currency Translation
These consolidated financial statements are expressed in the functional currency of the Company, United States dollars (“U.S.$”).  The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate.  Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss.

Mineral properties
Exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known.  As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs.  If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options
The Company has a stock option plan, which is described in Note 6(d).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements.  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to share capital.  Shares are issued from treasury upon the exercise of stock options.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Asset Retirement Obligations
The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.  The Company has no asset retirement obligations recorded on its balance sheets as at December 31, 2009 and 2008.

Financial Instruments – recognition
and measurement
Held-for-trading financial instruments which include cash, are initially measured at fair value and changes in fair value are recognized in net loss for the year.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from impairment write-downs are recognized in net loss for the period. The Company’s short term investments are classified as held-to-maturity. Advances receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Available-for-sale (“AFS”) financial assets are recorded at fair value, with unrealized changes in fair value recorded in comprehensive income (loss) except for losses in value that are considered other than temporary.  Impairment losses that are considered other than temporary are recorded in the statement of operations and comprehensive income (loss) in the year the impairment occurs.

Income Taxes
The asset and liability method is used to determine income taxes.  Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date.  Net future income tax assets are offset by valuation allowances to the extent that they are not more likely than not to be realized.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Loss per Share
Loss per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year.  Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the year.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

Use of Estimates
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of any revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures, stock options and assessment of other than temporary declines in investments.

Variable Interest Entities
Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns.  The Company currently does not have any VIE's.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Future Accounting Standards

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 1582, Business Combinations, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests.  These sections will require that a non-controlling interest be presented as part of shareholder’s equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the CICA confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Accounting Changes

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply to annual financial statements for fiscal years ending after September 30, 2009. Additional disclosures are included in Note 13.

Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard was effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the accounting of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been considered in the preparation of these consolidated financial statements and did not have any additional impact on the valuation of the Company’s exploration assets.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2.	Short Term Investments

The Company has invested in a Canadian dollar (“Cdn$”) discount note with an interest rate of 0.22%, maturity of February 16, 2010 and a market value of $2,328,392 at December 31, 2009 (Cdn$ 2,447,075) (2008 - $1,996,620, Cdn$2,431,937).  In 2009, the Company had investments in U.S.$ commercial paper and discount notes with interest rates from 0.10% to 0.12%, maturity dates up to March 16, 2010 and a market value of $19,216,724 at December 31, 2009 (2008 - $nil).  As at December 31, 2008, $1,995,757 in short-term investments had been reclassified to restricted cash in the balance sheet (see Note 12).  Short term investments are held to maturity.

3.	Investments

Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

	December 31, 2009	December 31, 2008

BRC DiamondCore Ltd.	$1,991,682	$764,145

As at December 31, 2009, the Company owns 35,433,987 common shares, representing a 39.63% (December 31, 2008 – 14.35%) equity interest, in BRC DiamondCore Ltd. (“BRC).  In addition, as at December 31, 2009, an amount of $12,954 (December 31, 2008 - $4,317) was payable to BRC with respect to the Company’s share of common expenses in the Congo.  The principal business of BRC is the acquisition and exploration of diamond properties.  In September 2009, the Company advanced to BRC an amount of $5,919,684 (Cdn$6,337,991) that was used to pay in full all of BRC’s outstanding indebtedness to RBC Dominion Securities Inc. which had been previously guaranteed by the Company (see Note 12).  These funds were advanced by the Company under the terms and conditions of a promissory note repayable on demand and bearing interest based on the Royal Bank of Canada prime rate plus 1% per annum.

In November 2009, the Company entered into a debt settlement agreement with BRC with respect to the amount of Cdn$6,337,991 (the “Debt”) (U.S. $5,974,824) owed to the Company by BRC. Under this agreement, the Company accepted in full satisfaction of the Debt 31,689,955 common shares of BRC (the “Debt Shares”) issued by BRC from treasury.  Two directors of the Company have a call option on the Debt Shares, exercisable until April 15, 2011, which provides them with the right to require the Company to sell all of the Debt Shares to the said directors for an aggregate purchase price of Cdn$5,070,392.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

3.	Investments (continued)

Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

The Company's investment in BRC is summarized as follows:

Significant influence investment at December 31, 2007	$3,504,222
Share of loss to February 11, 2008	(14,256)
Share of Contributed Surplus at February 11, 2008	(333,270)
Cumulative Translation Adjustment at February 11, 2008	(503,570)
Gain on dilution	11,363,090
Fair value of Available-For-Sale (“AFS”) investment from February 12, 2008 to December 31, 2008	(13,247,753)
AFS investment at December 31, 2008	$768,463
Fair value of AFS investment to November 23, 2009	(484,576)
Acquisition of BRC shares at November 24, 2009	2,688,671
Share of loss from November 24 to December 31, 2009	(215,154)
Reduction in investment of BRC at December 31, 2009	(752,768)
Amount due to BRC as at December 31, 2009	(12,954)
Significant influence investment at December 31, 2009	$1,991,682

As a result of the said November, 2009 transaction, the Company’s equity investment in BRC increased from 14.35% to 39.63% of the issued and outstanding shares of BRC.  The Company recorded an additional investment of $2,688,671 based on the fair value of the shares of BRC at the date of transaction.  This resulted in a loss of $3,286,153 with respect to the debt settlement.

As at December 31, 2009, the Company has significant influence over BRC and therefore, the Company’s investment in BRC is accounted for using the equity method.  The Company recorded a loss of $752,768 to adjust the carrying value of the investment to its share of the net equity of BRC as at December 31, 2009.  The adjustment was made to reflect the net realizable value of the investment.

The assets and liabilities of BRC are translated into U.S. dollars at the year end rate of exchange for the purpose of incorporation into the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity.

Prior to the said November, 2009 transaction, the Company owned 3,744,032 shares of BRC or 14.35% of the issued and outstanding shares of BRC and recorded the investment in BRC at fair value, with unrealized changes in fair value recorded in comprehensive income (loss).  At November 23, 2009, due to current economic conditions that have impacted the demand for diamonds, BRC incurred a net loss for the year ended December 31, 2009. As a result of the significant uncertainty, the company recorded an impairment loss of $484,576 and transferred the full unrealized loss from comprehensive loss to net loss to reflect an other than temporary decline in value.

As at December 31, 2008, the Company recognized an unrealized loss of $13,247,753 to comprehensive loss to adjust the Company’s investment in BRC to its fair market value of $768,463. During the fourth quarter of 2008, the global economic down-turn, the credit crisis and the lack of available financing in the market, collectively resulted in a significant decline in the price of many products and commodities, including rough diamonds. BRC as well as many junior mining companies, particularly in the diamond sector, were severely impacted by the decline in price of commodities which in turn resulted in a significant decline in their stock market values during 2008, including BRC’s. As a result, the Company recorded an impairment loss of $13,247,753 and transferred the full unrealized loss from comprehensive loss to net loss to reflect an other than temporary decline in value.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

3.	Investments (continued)

Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of BRC for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that immediately following the completion of the acquisition, BRC had outstanding approximately 25.74 million shares and former Diamond Core shareholders held approximately 47% of BRC's outstanding shares.

As a result of this transaction with Diamond Core, the Company’s equity interest in BRC was reduced to approximately 14.55% and a dilution gain of $11,363,090 was recorded.  The Company no longer exercised significant influence over the operations of BRC and therefore reclassified this equity investment as available-for-sale.

BRC’s summarized consolidated balance sheet as at December 31, 2009, converted to U.S.$ at the year end rate of exchange, and income statement for the year ended December 31, 2009, converted to U.S. $ at the average rate of exchange, are as follows:

2009
Assets
Current assets	$787,529
Mineral properties	5,527,107
Property, plant and equipment	134,917

6,449,553

Liabilities	(1,391,175)

Net Equity	$5,058,378

November 24 - December 31, 2009
Statement of Operations
Interest income	$-
Expenses	(542,907)

Net Loss	$(542,907)

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

4.	Property, Plant and Equipment

December 31, 2009	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$158,463	$63,167	$95,296
Office equipment	501,201	312,756	188,445
Vehicles	1,117,264	823,462	293,802
Communication equipment	136,561	65,848	70,713
Field camps	953,993	451,075	502,918
Surveying equipment	106,780	96,700	10,080
Geochemistry	186,856	161,154	25,702
Field equipment	112,336	21,757	90,579
Equipment & machinery	7,700,541	-	7,700,541
Leasehold improvements	2,740	909	1,831

	$10,976,735	$1,996,828	$8,979,907

December 31, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$202,882	$80,114	$122,768
Office equipment	541,397	402,590	138,807
Vehicles	951,011	718,744	232,267
Communication equipment	93,343	56,337	37,006
Field camps	600,544	411,117	189,427
Surveying equipment	106,780	79,303	27,477
Geochemistry	186,856	136,778	50,078
Field equipment	32,011	19,813	12,198
Leasehold improvements	154,259	135,943	18,316

	$2,869,083	$2,040,739	$828,344

During the year ended December 31, 2009, the Company removed from its accounting records assets with a total cost of $577,060 that were fully depreciated and no longer in use.  The classes of assets affected included leasehold improvements, furniture and fixtures, office equipment, communication equipment, vehicles, field camps and field equipment.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

5.	Mineral Properties

a) Deferred Exploration and Development Expenditures

	Year ended December 31, 2009	Year ended December 31, 2008	Cumulative from inception in April 1994 to December 31, 2009

Exploration and development costs	$16,317,944	$40,791,660	$130,011,214
Stock option compensation expense	815,035	495,203	7,742,564
Amortization of property, plant and equipment	496,572	517,612	2,268,650
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	17,629,551	41,804,475	139,690,301
Effect of exchange rate change	-	-	2,511

	17,629,551	41,804,475	139,692,812
Write-off	-	-	(16,191,442)

	$17,629,551	$41,804,475	$123,501,370

b) Mineral Rights

	Year ended December 31, 2009	Year ended December 31, 2008	Cumulative from inception in April 1994 to December 31, 2009
Mineral rights	$-	$-	$9,701,194
Write-off	-	-	(9,681,194)

	$-	$-	$20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total mineral properties, December 31, 2009	$123,521,370

Total mineral properties, December 31, 2008	$105,891,819

Included in total mineral properties is a total cost of $1,268,505 (2008 - $935,452) paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares
Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On June 25, 2009, the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254).

On February 19, 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.

On September 17, 2008, the Company completed a financing involving the issuance of 11,000,000 units of the Company at a price of $1.75 per unit for gross proceeds of $19,250,000.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for $2.20 until September 17, 2011.  The underwriters who conducted the financing were RBC Capital Markets as lead manager, CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd.  In addition, the Company granted to the underwriters an option, exercisable until October 17, 2008, to purchase up to an additional 1,000,000 common shares and 500,000 Warrants at a price of $1.75 per unit.  This option was exercised in full, resulting in the issuance of 1,000,000 common shares and 500,000 Warrants of the Company on September 26, 2008 for gross proceeds of $1,750,000.

(c)	Share Purchase Warrants

As at December 31, 2009, the Company had outstanding Warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date.  As at December 31, 2009, the Company had 6,994,750 stock options outstanding to acquire common shares at a weighted-average price of Cdn$5.78 per share, expiring at various dates between January 2010 and December 2014.  The weighted averages of the remaining contractual life of outstanding and exercisable stock options are 3.29 years and 1.90 years, respectively.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

6.	Share Capital - (continued)

(d)  Stock Options - (continued)

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$
Outstanding at December 31, 2006	4,811,051	$8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	$9.81
Exercised	(622,801)	(4.70)
Forfeited	(22,500)	(2.00)
Granted	479,500	2.35

Outstanding at December 31, 2008	3,524,750	$9.74
Forfeited	(22,000)	3.10
Cancelled	(45,000)	15.00
Expired	(493,000)	3.87
Granted	4,030,000	2.17

Outstanding at December 31, 2009	6,994,750	$5.78

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/09	Options Exercisable at 12/31/09	Exercise price Cdn$	Expiry date

01/21/04	200,000	200,000	3.00	01/21/10
02/11/05	90,000	90,000	4.70	02/11/10
07/19/05	3,750	3,750	5.25	07/19/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	915,000	915,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	300,000	12.00	8/24/12
9/26/08	277,500	208,125	3.10	9/26/13
10/30/08	180,000	135,000	1.10	10/30/13
3/2/09	200,000	-	2.00	3/2/14
3/26/09	3,175,000	-	2.15	3/26/14
4/6/09	10,000	-	2.16	4/6/14
9/1/09	280,000	-	2.30	9/1/14
9/14/09	75,000	-	2.55	9/14/11
11/2/09	190,000	-	2.30	11/2/14
12/14/09	50,000	-	2.30	12/14/14
12/16/09	50,000	-	2.30	12/16/14

	6,994,750	2,850,375

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

6.	Share Capital - (continued)

(d)  Stock Options - (continued)

During 2009, the Company recognized in the statement of operations as an expense $2,004,381  (2008 - $1,429,438; 2007 - $5,734,295) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.  During 2008, the Company extended by one year to January 21, 2010, the expiry date of 200,000 stock options previously granted to a director of the Company.  These options were fully vested as of July 2005.  An additional expense of $36,329 with respect to this modification of the terms of a stock option was calculated in accordance with CICA Section 3870.55 “Stock-Based Compensation and other Stock-Based Payments” and is included in the amount recognized in the statement of operations.  The expense reflects the incremental fair value of the options calculated as the difference between the value of the modified options and the value of the old options immediately before their terms were modified.  In addition, an amount of $815,035 (2008 – $495,203; 2007 - $3,446,115) related to stock options issued to employees and a consultant of the Company’s subsidiaries in the Congo was capitalized as mineral properties.  During the year ended December 31, 2009, $92,116 (2008 – $Nil) was recorded as a consulting expense with respect to stock options granted to a consultant.  These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)    risk-free interest rate: 1.35% to 1.90% (2008 – 2.02% to 2.83%; 2007 – 3.83% to 4.23%) which is based on the Canadian Zero Coupon Bond Rate

(ii)   expected volatility: 92.51% to 104.91% (2008 – 72.22% to 79.84%; 2007 – 51.63% to 52.51%) which is based on the Company’s stock price over 2 years

(iii)  expected life: 2-3 years (2008 –3 years; 2007 – 5 years)

(iv)  expected dividends: $Nil (2008 - $Nil; 2007 - $Nil)

A summary of the status of the Company’s non-vested options as at December 31, 2009 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2008	554,500	$1.58
Granted	4,030,000	1.28
Forfeited	(22,000)	1.31
Vested	(418,125)	1.74

Non-vested at December 31, 2009	4,144,375	$1.27

As of December 31, 2009, the Company had 6,994,750 stock options issued and outstanding and an additional 5,720,682 stock options available for issuance under the Company’s Stock Option Plan.

As of December 31, 2009, there was $2,164,745 of unrecognized stock-based compensation cost related to 4,144,375 non-vested stock options.  The cost is expected to be recognized over a weighted average period of approximately 10.77 months.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

6.	Share Capital - (continued)

(d)   Stock Options - (continued)

The total intrinsic value of options exercised in 2009, 2008 and 2007 was $nil, $2,596,828 and $10,298,549, respectively.  The aggregate intrinsic value of outstanding and exercisable stock options was negative at December 31, 2009 as the majority of stock options had an exercise price that was greater than their market value, except for 180,000 outstanding options which had an intrinsic value of $143,867.

The weighted-average-grant date fair value of stock options granted was Cdn$1.28, Cdn$1.03 and Cdn$5.17 as at December 31, 2009, 2008 and 2007, respectively.

The total fair value of shares vested during the years ended December 31, 2009, 2008, 2007 was $729,501, $4,032,750, and $8,692,493, respectively.

Cash received on exercise of stock options during the years ended December 31, 2009, 2008 and 2007 was $nil, $2,903,846 and $5,302,495, respectively.

The number of outstanding options and warrants excluded from the diluted loss per share calculation as these would be anti-dilutive, for the years ending December 31, 2009, 2008 and 2007 were 12,994,750, 9,524,750 and 3,690,551, respectively.

All stock options granted are expected to vest.

(e)   Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2009, amounting to 83,599,461 (2008 – 43,770,280; 2007 – 39,678,835) common shares.

Diluted loss per share was calculated using the treasury stock method.  Dilutive stock options and warrants were determined by using the Company’s average share price for the period.  For the year ended December 31, 2009, the average share price used was $1.91.

7.	Related Party Transactions

Directors fees of $120,000 (2008 - $115,000; 2007 – $90,000) were paid to non-executive directors of the Company.

Legal fees of $743,712 (2008 - $765,780; 2007 – $435,942), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2009, $29,772 (2008 - $87,195; 2007 - $9,551) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

Prior to September 2009, the Company acted as a guarantor of a Cdn$6,000,000 line of credit that RBC Dominion Securities Inc. had provided to BRC (see Notes 3 and 12 for additional information regarding this arrangement).

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

8.	Lease Commitments

Rent expense for the years ended December 31, 2009, 2008 and 2007 was $650,891, $509,139 and $347,740, respectively.

The Company's future minimum lease commitments for office premises as at December 31, 2009 for the remaining two years are as follows:

2010	$145,915
2011	15,000
$160,915

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and mineral properties is as follows:

	December 31, 2009	December 31, 2008

Congo – mineral properties	$123,521,370	$105,891,819
Congo – capital assets	8,760,656	753,453
Canada – capital assets	219,251	74,891
	$132,501,177	$106,720,163

10.	Income Taxes

The Company’s income tax provision (recovery) for the years ended December 31, 2009 and 2008 have been calculated as follows:

	2009	2008

Net loss for the year	$4,764,669	$8,470,492

Combined federal and provincial income tax rates	33%	33.5%

Income tax recovery at Canadian federal and provincial statutory rates	$(1,572,341)	$(2,837,615)

Share issue costs	-	46,013
Foreign exchange on revaluation and others	(9,569,996)	-
Non deductible amounts expensed	1,080,690	491,455
Losses expired	-	1,793,078
Gain on dilution	-	(3,707,650)
Change in tax rate	2,484,900	1,457,037
Capital items	190,532	-
Change in valuation allowance	7,386,215	2,757,682

	$-	$-

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

10.	Income Taxes – (continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Property, plant and equipment	$41,895	$46,020
Investments	201,587	1,900,665
Foreign exchange	-	(915,751)
Share issue cost	1,929,720	1,166,196
Non-capital losses carried forward	7,050,800	4,673,348
Capital losses carried forward	5,032,690
Net future tax asset before valuation allowance	14,256,692	6,870,478
Valuation allowance	(14,256,692)	(6,870,478)

Net future tax asset	$-	$-

As at December 31, 2009, the Company had estimated capital losses for Canadian tax purposes of $40,261,523. These losses do not expire and may be utilized to reduce future capital gains, if any.

As at December 31, 2009, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below.  These tax losses will expire as follows:

2015	$4,200,000
2027	4,000,000
2028	7,300,000
2029	12,500,000
$28,000,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses, capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

11.	Supplemental Cash Flow Information

During the years indicated the Company had the following significant non-cash transactions not already disclosed elsewhere in the financial statements as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Amortization included in mineral properties	$496,572	$517,612	$481,495
Stock option compensation included in mineral properties	$815,035	$495,203	$3,446,115
Interest paid	$-	$-	$-

12.	Commitments and Guarantees

RBC Dominion Securities Inc. (the “Lender”) provided BRC a Cdn$6,000,000 line of credit (the “Facility”).  The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008.   The Company agreed to act as guarantor of the Facility.  The said guarantee was secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008.  BRC did not repay the amounts outstanding under the Facility.  At December 31, 2008, an amount of $5,074,414 was classified as restricted cash in order to account for the guarantee.  In September 2009, the Company paid to the Lender on behalf of BRC the full amount owed of Cdn$6,337,991 ($5,974,824) and the Company was fully released and discharged from the guarantee.  See Note 3 for additional information.

13.	Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, advances receivable, short-term investments, restricted cash and accounts payable approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Management (continued)

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s assets are measured as follows:

Cash – The carrying value of cash approximates fair value as maturities are less than three months.

	Fair Value Measurements at Reporting Date Using:
December 31, 2009
Assets:	Level 1	Level 2	Level 3
Cash	$44,468,432	-	-

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars, Congolese francs, South Africa rands, British pounds and Australian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Management (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2009. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had an equal but opposite effect as at December 31, 2009.

	Canadian dollars	Congolese francs	South African rand	British pounds	Australian dollars
Cash	40,155,918	193,329	2,342,913	-	-
Short-term investments	2,447,434	-	-	-	-
Prepaid expenses	141,591	-	37,601	-	-
Accounts payable	(267,530)	-	(467,982)	(139,981)	(1,770)
Total foreign currency net working capital	42,477,413	193,329	1,912,532	(139,981)	(1,770)
US$ exchange rate	0.9515	0.0012	0.1349	1.6149	0.8972
Total foreign currency net working capital in US$	$40,417,258	$232	$258,001	$(226,055)	$(1,588)
Impact of a 10% strengthening of the US$ on net loss	$4,041,726	$23	$25,800	$(22,606)	$(159)
Impact of a 10% strengthening of the US$ on other comprehensive income	$-	$-	$-	$-	$-

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Management (continued)

Credit Risk (continued)

The carrying amount of financial assets represents the maximum credit exposure.  The Company’s gross credit exposure at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009	December 31, 2008

Cash	$44,468,432	$2,353,600
Short-term investments	21,547,571	-
Advances receivable	89,821	93,083
Restricted cash	-	5,074,414
	$66,105,824	$7,521,097

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

14.	Capital Management

The Company manages its cash, common shares, Warrants and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting shareholders who understand the long term value of the business being developed. The Company intends to maintain this approach throughout the development stage of the Company.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Mineral Properties

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred.

(b)	Marketable Securities

Prior to 2007, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies were not recognized until investments were sold unless there was deemed to be an impairment of value which is other than temporary. Under U.S. GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 (ASC 320), the Company accounted for its marketable securities available for sale. In 2007 after the adoption of Section 3855 of the CICA Handbook, this investment was also designated as available for sale and no difference remains in the securities.

(c)	Investment in BRC

The investment in BRC is classified as an equity investment.  For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves.

Under Canadian GAAP, the dilution gains are recorded in income.  Under U.S. GAAP, per Staff Accounting Bulletin (“SAB”) Topic 5-H because the investee is in the exploration stage, the dilution gains must be included in capital.

(d)	Recently issued United States Accounting Standards

On May 28, 2009, the Financial Accounting Standards Board (“FASB”) issued FAS 165 (ASC 855), Subsequent Events (“FAS 165 (ASC 855)”).  FAS 165 (ASC 855) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  An entity must recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements.  However, an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before the financial statements are issued or are available to be issued.  This statement is effective for annual and interim periods ending after June 15, 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(d)	Recently issued United States Accounting Standards (continued)

On April 9, 2009, the FASB issued FASB Staff Position FAS 107-1 (ASC 825-10-50), Interim Disclosures about Fair Value of Financial Instruments (“FSP 107-1 (ASC 825-10)”).  FSP 107-1 (ASC 825-10-50) amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  FSP 107-1 (ASC 825-10-50) also amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require those disclosures summarized financial information at interim reporting periods.  FSP 107-1 (ASC 825-10-50) is for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  An entity may have to early adopt FSP 107-1 (ASC 825-10-50) if certain requirements are met.  FSP 107-1 (ASC 825-10-50) does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  In periods after initial adoption, FSP 107-1 (ASC 825-10-50) requires comparative disclosures only for periods ending after initial adoption.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Consolidated Statements of Operations and Other Comprehensive Loss

For the years ended December 31	2009	2008	2007

Net loss for the year per Canadian GAAP	$(4,764,669)	$(8,470,492)	$(4,315,805)
Mineral Properties (Note 15a)	(17,629,551)	(41,804,475)	(29,955,234)
Adjustment for marketable securities sold	-	-	18,825
Additional share of equity loss under U.S. GAAP (Note 15c)	(2,004,636)	(4,413,230)	(1,719,437)
Removal of dilution gain under Canadian GAAP (Note 15c)	-	(11,363,090)	(1,124,780)
Impairment adjustment	-	6,767,500	-
Loss per U.S. GAAP	(24,398,856)	(59,283,787)	(37,096,431)
Other comprehensive gain(loss) – Cumulative translation adjustment	-	(1,685,139)	61,669
Other comprehensive gain (loss) – Adjustment for marketable securities available for sale	-	-	(18,825)
Total comprehensive loss per U.S. GAAP	$(24,398,856)	$(60,968,926)	$(37,053,587)
Loss per share (basic and diluted)	$(0.29)	$(1.35)	$(0.94)

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008

Total assets per Canadian GAAP	$206,061,806	$115,274,121
Equity investment	(2,004,636)	-
Mineral Properties (Note 15a)	(123,521,370)	(105,891,819)

Total assets per U.S. GAAP	$80,535,800	$9,382,302

Total liabilities per Canadian GAAP	$2,232,072	$4,295,184
Total liabilities per U.S. GAAP	$2,232,072	$4,295,184

Shareholders’ equity per Canadian GAAP	$203,829,734	$110,978,937
Equity investment adjustments (Note 15c)	(2,004,636)	-
Mineral Properties (Note 15a)	(123,521,370)	(105,891,819)

Total shareholders’ equity per U.S. GAAP	$78,303,728	$5,087,118

Total liabilities and shareholders’ equity per U.S. GAAP	$80,535,800	$9,382,302

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

Consolidated Statements of Cash Flows

For the year ended December 31,	2009	2008	2007

Cash flow provided by (used in)

Operating activities per Canadian GAAP	$(8,149,585)	$(3,268,533)	$(5,198,270)

Mineral Properties (Note 15a)	(18,031,968)	(40,782,093)	(26,027,624)

Operating activities per U.S. GAAP	(26,181,553)	(44,050,626)	(31,225,894)

Investing activities per Canadian GAAP	(48,838,269)	(17,569,889)	(9,308,489)
Mineral Properties (Note 15a)	18,031,968	40,782,093	26,027,624

Investing activities per U.S. GAAP	(30,806,301)	23,212,204	16,719,135

Financing activities per Canadian & U.S. GAAP	94,703,934	21,103,225	4,671,648

Effect of foreign exchange on cash	4,398,752	(78,216)	6,039,131

Net increase (decrease) in cash during the year	42,114,832	186,587	(3,795,980)

Cash, beginning of year	2,353,600	2,167,013	5,962,993

Cash, end of year	$44,468,432	$2,353,600	$2,167,013

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Additional information required under Item 18 of Form 40-F.

1.  Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from inception to December 31, 2009

Mineral properties	$(149,394,006)
General and administrative expenses	(41,408,990)
Interest income	5,943,777
Other	(24,073,772)
Net loss from inception to December 31, 2009, being the deficit accumulated during the exploration stage	$(208,932,991)

Consolidated summarized statement of cash flows – U.S. GAAP
For the period from inception to December 31, 2009

Cash flows used in operating activities	$(188,707,431)
Cash flows provided from investing activities	(9,808,263)
Cash flows provided by financing activities	231,597,950
Effect of exchange rates on cash	11,386,176
Cumulative increase in cash from inception being Cash, December 31, 2009	$44,468,432

2. Valuation Accounts

Deferred tax asset valuation allowance	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
December 31, 2009	$6,870,478	7,386,214	-	-	$14,256,692
December 31, 2008	$4,112,796	-	2,757,682	-	$6,870,478